EXHIBIT 99.1

For Immediate Release 20-17-TR	Date:	March 13, 2020

Teck Announces COVID-19 Precautionary Measures for its Annual Meeting of
Shareholders, Investor and Analyst Day and Modelling Workshop

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that in light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of its shareholders, employees, communities and other stakeholders, Teck is encouraging shareholders and others not to attend in person Teck’s annual meeting to be held on Tuesday, April 21, 2020.  Shareholders are encouraged to vote on the matters before the meeting by proxy, and to view the annual meeting online by way of a live webcast that will be available on Teck’s website at www.teck.com.  Shareholders will be able to ask questions of management through the webcast at the conclusion of the meeting as usual.

Teck’s annual Investor and Analyst Day, previously planned to take place in person in Toronto on April 1, 2020, will be replaced by two conference calls with concurrent webcasts on Wednesday, April 1, 2020. The first call, from 11:00 a.m. to 12:00 p.m. Eastern Time, will cover the annual Sustainability Review. The second call, from 1:00 p.m. to 2:30 p.m. Eastern Time, will cover the QB2 Project Update and annual Business Review. Again, participants will be able to ask questions through the conference call facilities, and materials to accompany the calls will be available online.

In addition, Teck’s Modelling Workshop, previously planned to take place in person in Toronto on April 2, will be replaced with a conference call and webcast on Thursday, April 2, 2020 from 8:30 a.m. to 12:30 p.m. Eastern time.

These changes, made out of an abundance of caution, are intended to reduce potential risks associated with larger gatherings and travel, and are part of Teck’s COVID-19 response plan. The conference call and webcast details for the Annual Meeting of Shareholders, Investor and Analyst Day and Modelling Workshop are set out below.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck’s Annual Meeting of Shareholders Conference Call
Tuesday, April 21, 2020
Conference Call:
Please call approximately ten minutes before the scheduled time. Dial-in number at 416-340-2216 or toll free 1-800-273-9672 (no pass code required).  Shareholders will be asked to provide their name and the 12 or 13 digit control number from their proxy or voting instruction form when joining the conference call.

Schedule:
The Annual Meeting of Shareholders will take place from 3:00 p.m. to 3:30 p.m. Eastern / 12:00 p.m. to 12:30 p.m. Pacific time.

Concurrent Webcast with Slide Presentation:
The conference will be live broadcast through the following link at: https://www.teck.com/annual-meeting/.  Alternatively, the webcast can be accessed at http://www.teck.com.

Teck’s Investor and Analyst Day Conference Call
Wednesday, April 1, 2020
Conference Call:
Please call approximately ten minutes before the scheduled time. Dial-in number at 416.340.2216 or toll free 800.273.9672 (no pass code required).

Schedule:
The Sustainability Review will take place from 11:00 a.m. to 12:00 p.m. Eastern / 8:00 a.m. to 9:00 a.m. Pacific time. The QB2 Update and Business Review will take place from 1:00 p.m. to 2:30 p.m. Eastern / 10:00 a.m. to 11:30 a.m. Pacific time.

Concurrent Webcast with Slide Presentation:
The conference will be live broadcast through the following link at:
https://www.teck.com/webcast-registration/webcast-registration.
Alternatively, the webcast can be accessed at http://www.teck.com.

Teck’s Modelling Workshop Conference Call
Thursday April 2, 2020
Conference Call:
Please call approximately ten minutes before the scheduled time. Dial-in number at 416.641.6144 or toll free 866.223.7781 (no pass code required).

Schedule:
The Modelling Workshop will take place from 8:30 a.m. to 12:30 p.m. Eastern / 5:30 a.m. to 9:30 a.m. Pacific time.

Concurrent Webcast with Slide Presentation:
The conference will be live broadcast through the following link at: https://www.teck.com/webcast/. Alternatively, the webcast can be accessed at http://www.teck.com.